                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*


                              COMPUTER MOTION, INC.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                    205253107

                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------------                                ---------------------------
CUSIP NO. 205253107                                       PAGE 2 OF 4 PAGES
---------------------                                ---------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert W. Duggan
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
          NUMBER OF            5       SOLE VOTING POWER
           SHARES                      267,662
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                               ------- -----------------------------------------
                               6       SHARED VOTING POWER
                                       525,612
                               ------- -----------------------------------------
                               7       SOLE DISPOSITIVE POWER
                                       267,662
                               ------- -----------------------------------------
                               8       SHARED DISPOSITIVE POWER
                                       525,612
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          931,490 (1)
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.2%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
                  IN
--------- ----------------------------------------------------------------------

(1) Includes 138,216 shares owned by Merrill Lynch, Pierce, Fenner and Smith FBO Patricia J. Duggan, IRA. to which Mr. Duggan disclaims beneficial ownership.

ITEM 1.

          (a)  Name of Issuer:  Computer Motion, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
                      130-B Cremona Drive
                      Goleta, CA 93117

ITEM 2.

          (a)  Name of Person Filing:  Robert W. Duggan

          (b)  Address of Principal Business Office:
                      1933 Cliff Drive #30
                      Santa Barbara, CA 93109

          (c)  Citizenship:  United States of America

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number: 205253107

ITEM 3.

          If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act;

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] Investment advisor registered under Section 203 of the Investment Advisors Act of 1940;

          (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund;

          (g) [ ] Parent holding company, in accordance with Section 240.13d-1(b)(ii)(G);

          (h) [ ] A group, in accordance with Section 240.13d-1(b)(1)(2)(H).

ITEM 4.   OWNERSHIP.

          As of December 31, 1998:

          (a)  Amount beneficially owned (1): 931,490 shares of Common Stock

          (b)  Percent of Class: 11.2%

          (c) The reporting person has sole power to vote or to direct the vote of 267,662 shares of Common Stock, and sole power to dispose or to direct the disposition of 267,662 shares of Common Stock

(1) Includes 138,216 shares owned by Merrill Lynch, Pierce, Fenner and Smith FBO Patricia J. Duggan, IRA. to which Mr. Duggan disclaims beneficial ownership.

ITEM 5.   OWNERSHIP OF 5% OR LESS OF CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: |_|

ITEM 6.   OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 9, 1999                  By:  /s/  Robert W. Duggan
                                              ----------------------------------
                                                    Robert W. Duggan